FORM 8-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 30, 2002

Commission file number 1-12579

OGE ENERGY CORP.
(Exact name of registrant as specified in its charter)

Oklahoma	73-1481638
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

321 North Harvey
P. O. Box 321
Oklahoma City, Oklahoma 73101-0321
(Address of principal executive offices)
(Zip Code)

405-553-3000
(Registrant's telephone number, including area code)

Item 5. Other Events

OGE Energy Corp. (the "Company"), announced today, that its subsidiary Oklahoma Gas and Electric Company ("OG&E") has reached a settlement with the Oklahoma Corporation Commission staff, the state Attorney General and others for a $25 million annual reduction in OG&E's electric rates, see Exhibit Number 99.01.

Some of the matters discussed in this Form 8-K may contain forward-looking statements that are subject to certain risks, uncertainties and assumptions. Such forward-looking statements are intended to be identified in this document by the words "anticipate", "estimate", "objective", "possible", "potential" and similar expressions. Actual results may vary materially. Factors that could cause actual results to differ materially include, but are not limited to: general economic conditions, including their impact on capital expenditures; business conditions in the energy industry; competitive factors including the extent and timing of the entry of additional competition in the markets served by the Company; unusual weather; state and federal legislative and regulatory decisions and initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the Company's markets; and other risk factors listed in the Company's Form 10-K for the year ended December 31, 2001, and other factors described from time to time in the Company's reports to the Securities and Exchange Commission.

Item 7. (c) Exhibits

Exhibit Number	Description
99.01	Press release dated October 11, 2002, announcing OG&E Agrees to $25 million Annual Rate Cut.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OGE ENERGY CORP.
(Registrant)

By   /s/   Donald R. Rowlett
Donald R. Rowlett
Vice President and Controller

(On behalf of the registrant and in
his capacity as Chief Accounting Officer)

October 11, 2002

Exhibit 99.01

OG&E Agrees to $25 million Annual Rate Cut
More than $150 million in total savings to come over 3-year period

In a settlement announced today by OG&E Electric Services, the Oklahoma Corporation Commission staff, the state Attorney General and others, OG&E customers would receive a $25 million annual reduction in their electric rates.

The rate cut, and benefits related to OG&E's acquisition of new generation capacity, will save OG&E customers more than $150 million over three years. The agreement is subject to approval by the three-member Corporation Commission, which is scheduled to consider it in November.

If the settlement is approved, the $25 million rate reduction will immediately lower the average residential customer's bill by approximately $15 a year. After new generation is acquired, the settlement guarantees that reduction, at least, to be doubled.

The company, which had originally asked for a $26 million rate increase, expressed mixed reaction to the settlement of the case.

"We are pleased to settle this case for a number of reasons, first being the benefit to our customers," said OG&E spokesman Brian Alford. "We also are pleased that our need for additional generating capacity has been recognized and that we will be able to satisfy our customers' growing demand for new capacity. This settlement enables us to recover ice storm expenses, and to avoid the risk and uncertainty a trial of this case would cause for our customers, shareowners and employees."

He added, however, that settling for a $25 million annual rate cut leaves OG&E with a number of serious concerns.

"The need for us to invest in the reliability of our electric system is very real, and it is not going away," Alford said. "But given the extreme rate-cut plans that were advanced by others in this case, we have agreed to this settlement at this time to avoid the possibility of a bigger cut, and the terrible consequences such a cut would inflict on our company, our service, and our people."

The agreement allows OG&E to purchase at least 400 megawatts of electric generation capacity, resulting in an additional customer savings of more than $75 million over three years in reduced fuel costs, the elimination of a costly government-mandated contract requiring OG&E to purchase power from a cogeneration plant, and the elimination of an existing purchased power contract.

The agreement also allows OG&E to recover, through sales of electricity outside the OG&E service area, operating expenses associated with repairs to the electric system after the record-setting ice storm earlier this year.

"Our goal in this rate case has been to ensure that our customers have a dependable and adequate supply of electricity, quick response to power outages and excellent customer service," Alford said. "Today's settlement will benefit our customers in the short-term, in no small part because their electric company won't be devastated by a huge rate cut. But it creates uncertainty about the reliability of our electric system over the long term."

Alford noted the settlement agreement, if approved, would be OG&E's 9th rate reduction without an increase in the last 16 years. In that time, the company has had two major workforce reductions and sharply focused on improving efficient operations.

OG&E, Oklahoma's largest electric utility with more than 700,000 customers in a service territory spanning 30,000 square miles in Oklahoma and western Arkansas, is a subsidiary of OGE Energy Corp. (NYSE: OGE), which also is the parent company of Enogex Inc., a natural gas pipeline and energy marketing business with principal operations in Oklahoma, Arkansas and Texas.